August 11, 2010

Reference: LME-10:002507 Uen

Larry Spirgel, Esq.

Assistant Director

Office of Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

U.S.A

Re:	LM Ericsson Telephone Company
Form 20-F for the fiscal year ended December 31, 2009
Filed April 21, 2010
File No 000-12033

Dear Mr. Spirgel:

On behalf of LM Ericsson (“Ericsson”), we hereby provide the following responses to the comment letter of the staff of the Division of Corporation Finance to Ericsson, dated July 8, 2010. For ease of reference, the text of the comments in the Staff’s letter has been reproduced in italics herein.

Form 20-F for the fiscal year ended December 31, 2009

General:

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taken action with respect to the filings; and

•	The company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Financial Results of Operations, page 17

1. Please tell us why the non-IFRS measures comply with Item 10(e) of Regulations S-K. Refer to Question 102.03 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations.

The non-IFRS measures included on page 17 of the Form 20-F reflect the exclusion of restructuring charges from IFRS performance measures for fiscal years 2009 and 2008 to provide the reader with management’s view of the underlying performance of the Company for these periods, given that these periods included significant restructuring charges but little benefit from the restructuring programs. The Company fully understands that Regulation S-K, Item 10(e)(1)(ii) (B) prohibits registrants from adjusting a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that is reasonably likely to recur within two years or there was a similar charge or gain with the past two years. While the Company has excluded restructuring charges to reflect underlying performance, the Company has not described the excluded restructuring charges as non-recurring, infrequent or unusual, and indeed does not view such charges as non-recurring, infrequent or unusual since similar amounts were incurred in prior periods, and may be incurred in the future. Management believes the adjustments to exclude restructuring charges are consistent with the other requirements of Item 10(e) of Regulation S-X, and are informative to the reader and comply with the guidance in Question 102.03 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations.

2. Please present the non-IFRS measures and related discussions after the IFRS measures and related discussions.

The Company acknowledges that Regulation S-K, Item 10(e)(1)(i) (A) requires registrants, when including one or more non-GAAP measures in a filing with the Commission, to also include a presentation, with equal or greater prominence, of the most directly comparable measure or measures calculated and presented in accordance with GAAP. In addition, the Company acknowledges the Staff’s view that the non-IFRS measures and related discussions on page 17 of the Company’s 2009 Form 20-F should be presented after the IFRS measures and related discussions. In response to the Staff’s comment in this regard, the Company will revise future filings to present non-IFRS measures and related discussions after the IFRS measures and related discussions, to the extent that non-IFRS continue to be presented (i.e. in the 20-F for 2010).

Notes to the Consolidate Financial Statements

C1 Significant Accounting Policies

Statements of Cash Flows, page 53

3. We note that you classify “short-term investments that are highly liquid monetary financial instruments with remaining maturity of three months or less at the date of acquisition” as cash equivalents. Please expand the disclosures to address the following:

•	the purpose for holding the investments;

•	whether the investments have insignificant risk of changes in value; and

•	whether the investments are readily convertible to known amounts of cash.

The purpose for the investments is to preserve cash and to have liquidity available for expected and unexpected requirements

The major part of the investments are AAA rated government issued or government backed instruments where time to maturity is less than 3 months when investments are made. To a minor extent we also invest in A rated corporate issued instruments where time to maturity is less than 2 months when investments are made.

The portfolio is highly liquid, with a sufficient market to convert the investments to cash without losses, as well as low credit risk. In addition, these investments are (and have historically been) subject to insignificant risk of changes in value and as a result, are readily convertible to known amounts of cash.

The Company will include disclosures to this effect in future filings.

Intangible assets other than goodwill, page 60

4. We note your disclosure of after-tax discount rate. We also note your critical accounting policy disclosures on page 68. Please disclose that the valuations based on after-tax future cash flows and after-tax discount rates are not materially different from the valuations based on before-tax future cash flows and before-tax discount rate. Otherwise, tell us in detail why it is appropriate to use after-tax future cash flows and after-tax discount rates under IAS 36.

We confirm that the valuations based on after-tax future cash flows and after-tax discount rates are not materially different from the valuations based on before-tax future cash flows and before-tax discount rates. We will include disclosures to this effect (i.e. indicating that valuations based on after-tax future cash flows and after-tax discount rates are not materially different from the valuations based on before-tax future cash flows and before-tax discount rates) in future filings.

C5 Expenses by Nature, page 76

5. Please explain why gross inventory change does not seem to equal the gross inventory change derived from your disclosure in note C13. Also tell us why the gross inventory change increased your expenses charged to the income statement in 2009 while it decreased your expenses charged to the income statement in 2008 and 2007.

In Note C5 the changes in inventory value is disclosed converted to the average exchange rate, as compared to note C13 where the value of the inventories at closing December 31 2008 and 2009, converted at their respective closing exchange rates, is presented. In addition to changes in allowances for obsolescence, as disclosed in the footnote to note C5, the application of different rates is the reason for the difference in inventory change, reported in note C5 amounts versus inventory change derived from the disclosure in note C13.

The reason for the gross inventory change is that in both 2007 and 2008 the inventory increased while it decreased 2009. An increase of inventory reduces expenses charged to income statement and a decrease of inventory increases the expenses charged.

C12 Ericsson’s Share of Assets, Liabilities and Income in Joint Venture ST-Ericsson, page 87

6. Please amend to include the audited financial statements of ST-Ericsson in accordance with Rule 3-09 of Regulation S-X or tell us why such financial statements are not required.

The company evaluated the significance of its equity investment in ST-Ericsson based on the tests set forth in Rules 309 and 1-02(w) to determine whether separate audited financial statements were required to be included in the Company’s 2009 Form 20-F and determined that the investment was not significant. According to the test made by the Company, separate financial statements for ST-Ericsson are not required. The details of the Company’s significant test are set forth below.

SIGNIFICANCE TEST

SEK million
Year	2005	2006	2007	2008	2009	Average

Pretax income	33335	35993	30729	17226	6243
Adj for losses,
Sony Ericsson				400	5540
ST-Ericsson					1762

Total	33335	35993	30729	17626	13545	26246

Significance tests outcome
ST-Ericsson						7%
Sony Ericsson						21%

Notes:

1.	Only the results of the income test are set forth in the table above as the results of the investment test in Rule 1-02(w)(1) were de-minimus.
2.	The company’s income from continuing operations before income taxes for fiscal year 2009 was at least 10 percent lower than the average of net income for the last five years and therefore the average net income measure was used for purposes of the computation instead, based on the guidance in computational note 2 in Rule 1-02(w).
3.	To the extent that the tested companies had losses in any of the periods for which the income test was performed, the computation of significance was calculated on an absolute basis, based on the guidance on computational note 1 in Rule 1-02(w).

C17 Post-Employment Benefits

Section Seven: Summary Information on Pension Plans per Geographical Zone, page 105

7. Please tell us in more detail why you believe it is appropriate to account for a multi-employer defined benefit plan as a defined contribution plan. In addition, tell us why you believe it is appropriate that Alecta’s actuarial assumptions should be different from those in IAS 19.

Ericsson in Sweden has secured the disability-and survivors’ pension part of the ITP plan (Supplementary pension for salaried employees) through an insurance solution with the insurance company Alecta. Alecta is a Swedish mutual owned insurance company and manage the large part of the pensions for salaried employees in Sweden. The plan is classified as a defined benefit plan as well as a multi-employer plan.

Alecta cannot provide the companies participating in this plan with reliable details on their share of obligations, plan assets and costs allowing them to do an appropriate actuarial calculation. As a result, there is no consistent and reliable basis to allocate assets and liabilities to the participating entities within the ITP insurance.

Therefore Ericsson has, since the implementation of IFRS, classified this multi-employer plan as a defined contribution plan according to IAS 19 paragraph 30 a, and follows the disclosure requirements according to IAS 19 paragraph 30b.

This accounting and reporting is made as prescribed by the Swedish National Standard Setter (Radet for Finansiell rapportering) interpretation of the ITP plan with Alecta under IFRS as well as the treatment of the ITP plan with Alecta of the other large listed companies in Sweden.

In addition, tell us why you believe it is appropriate that Alecta’s actuarial assumptions should be different from those in IAS 19.

As noted in the Company’s response to the previous question, the Company does not have sufficient information available regarding its participation in the Alecta plan to use defined benefit accounting for the plan and accordingly, accounts for the plan as if it were a defined contribution plan. The Company’s disclosures regarding the Alecta plan take into account paragraph 30 c of IAS 19 which indicates that to the extent that a surplus or deficient in such a plan may affect the amount of future contributions, certain additional disclosures regarding the surplus or deficit should be provided. These disclosures include 1) any available information about that surplus or deficit, 2) the basis used to determine that surplus or deficit, and 3) the implications, if any, for the entity. The Company, however, does not have access to timely information about any surplus or deficit in the Alecta plan or information about the implications of any surplus or deficit to the Company’s future contributions, and instead has disclosed available information regarding the target funding ratio used by Alecta as well as the actuarial assumptions used for determining funding levels in note C17. Since the plan is accounted as a defined contribution plan, the Company believes the disclosure that the actuarial assumptions used by Alecta are different than those in IAS 19, is simply a factual statement and appropriate for disclosure purposes in accordance with IAS 19. Since the implementation of IFRS in 2005 the Company has disclosed in the Post-Employment Benefits financial note the collective funding ratio of Alecta, except for the year 2009. The collective funding ratio for 2009 was 141 percent. The Company will in future filings disclose this ratio.

Sincerely yours

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

/s/ Roland Hagman
Roland Hagman
Telefonaktiebolaget LM Ericsson
Vice President
Group Function Financial Control